Exhibit 99.1

Date: July 18th, 2012	530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: ADVANTAGE OIL & GAS LTD

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	09/08/2012
Record Date for Voting (if applicable) :	09/08/2012
Beneficial Ownership Determination Date :	09/08/2012
Meeting Date :	13/09/2012
Meeting Location (if available) :	Calgary, AB

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	00765F101	CA00765F1018
COMMON US RESTRICTED	00765F309	US00765F3091

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for ADVANTAGE OIL & GAS LTD